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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25/A
                            SEC FILE NUMBER: 0 32459
                            CUSIP NUMBER: 20589X 10 4

                          NOTIFICATION OF LATE FILING


(Check  One):[  ]  Form  10-K []Form 20-F []Form 11-K   [x]Form 10-Q []Form NSAR

                      For Period Ended: September 30, 2003

  [  ]  Transition  Report  on  Form  10-K
  [  ]  Transition  Report  on  Form  20-F
  [  ]  Transition  Report  on  Form  11-K
  [  ]  Transition  Report  on  Form  10-Q
  [  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART  I  --  REGISTRANT  INFORMATION
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Full  Name  of  Registrant:  Concentrax,  Inc.
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Address  of  Principal  Executive Office:  24 Augusta Place, Ste. 425
                                           Houston, Texas   77057


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PART  II  --  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)[x]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day. [X]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Issuer lacked certain financial data and other information required to complete the filing, and such data and information could not have been made available without unreasonable effort and expense. This amendment is being filed to omit an unrelated certification that was inadvertently attached to the previously filed Notification of Late Filing.

PART  IV--  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrea  Cataneo,  Esq.  (973)  442-9944
---------------------   ---------------
(Name)                   (Phone  number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Concentrax,  Inc.
--------------------------------
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November  12,  2003


By:  /s/  Mark  Gifford
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Mark  Gifford,  President






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